Media Release

Roche

Basel, 7 October 2005

Roche launches novel system for High-throughput DNA Sequencing

Roche today announced the commercial launch of the Genome Sequencer 20 System and reagents. The system's technology will enable researchers to sequence genomes and long DNA sequences up to 100 times faster than current commercial platforms, and will provide entry for Roche into the high-growth sequencing research market. The hallmark of the system is the nanotechnology-based approach to sequencing invented by the US-based 454 Life Sciences.

"The Genome Sequencer 20 Systems provides a new and promising foundation for research applications. We are excited to be able to enter this market and offer the latest innovative technology to researchers around the world," stated Heino von Prondzynski, CEO Division Roche Diagnostics and Member of the Roche Executive Committee. "The System provides a high-throughput, cost-effective solution for DNA sequencing, a technology that is the backbone of genomic research. The Genome Sequencer 20 Systems enables its user to finish experiments in very short time, thus opening the door to completely new application fields for sequencing."

Roche Diagnostics will offer the Genome Sequencer 20 System and reagents, and 454 Life Sciences will continue to manufacture instrument systems and reagent kits for Roche Diagnostics, with the option to transfer the responsibility for reagent manufacturing to Roche Diagnostics given sufficient sales volume. Roche Diagnostics is able to distribute 454 Life Sciences' products to all markets, with the exception of regulated diagnostics. In that area, Roche Diagnostics maintains an exclusive right to negotiate the extension of the exclusive distribution agreement into the regulated diagnostics market during the initial 5-year term.

About the technology

The Genome Sequencer 20 System represents the first commercially available instrument system to provide a convenient solution for ultra-high-throughput DNA sequencing. Following a single

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preparation step to prepare an entire genome, the compact Genome Sequencer 20 System can sequence at least 20 million bases in one 5-hour run. This novel technology eliminates the need for large-scale robotics as it is used in established techniques. An individual can prepare, sequence, and generate results in days, not months. The technology performs massively parallel sequencing on a PicoTiterPlate, employs state-of-the art image processing, and utilizes unique data analysis to achieve high-quality results. Additional information about the technology is available on the Internet at www.roche-applied-science.com.

About 454 Life Sciences

454 Life Sciences is commercializing novel instrumentation and services for rapidly and comprehensively conducting high-throughput nucleotide sequencing, with specific application to sequencing of whole genomes and ultra-deep sequencing of target genes. Additional information about 454 Life Sciences is available on the Internet at www.454.com.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of drugs for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Further information

- Roche Diagnostics: www.roche-diagnostics.com

Roche Group Media Office

Telephone: +41 61 688 8888 / Email: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp